Annex A

Our Organizational Structure

Existing Organizational Structure

The following diagram depicts our current organizational structure and equity ownership. Apria, Inc. is not pictured, as it was incorporated in connection with this offering and does not have any outstanding shares of capital stock. We currently conduct our business through Apria Healthcare Group and its subsidiaries. As described below, Apria, Inc. will become the holding company for Apria Healthcare Group. This diagram is provided for illustrative purposes only and does not show all of our legal entities.



Our Sponsor
Other Pre-IPO Owners
92.7%
7.3%
BP Healthcare Holdings LLC
93.2%
6.8%
Apria Holdings LLC
100%
Apria Healthcare Group, Inc.
100%
Subsidiaries

Organizational Structure Following This Offering

At or prior to the completion of this offering, we will undertake the pre-IPO reorganization transactions so that Apria, Inc. will, through a newly formed direct subsidiary of Apria, Inc. ("Intermediate Holdco"), own all of the equity interests in Apria Healthcare Group and become the holding company of our business. More specifically, a newly formed direct subsidiary of Intermediate Holdco will merge with and into Apria Healthcare Group, with Apria Healthcare Group surviving. As a result, Apria Healthcare Group will become an indirect wholly owned subsidiary of Apria, Inc. Our pre-IPO owners, through their ownership of Apria Holdings LLC as the 100% direct owner of Apria Healthcare Group prior to such transaction, will receive an aggregate of 34,541,198 shares of newly issued common stock of Apria, Inc., assuming an offering price of $22.00 per share of common stock, which is the midpoint of the range on the front cover of this prospectus. However, the precise number of shares of common stock issued to our pre-IPO owners, and accordingly the total number of our outstanding shares of stock, will differ if the actual initial offering price per share differs from this assumed price. For example, if the initial offering price of common stock in this offering is (i) $19.00 per share, which is the low point of the price range indicated on the front cover of this prospectus, we would issue 34,508,610 shares of common stock to our pre-IPO owners and (ii) $25.00 per share, which is the high point of the price range indicated on the front cover of this prospectus, we would issue 34,565,969 shares of common stock to our pre-IPO owners.

In connection with this offering, it is expected that the SARs that are issued by Apria Healthcare Group will remain outstanding and will continue to vest and settle pursuant to their original terms, but will be amended to track the shares of Apria, Inc. common stock rather than the shares of common stock of Apria Healthcare Group. Following the completion of this pre-IPO reorganization, the SARs outstanding at Apria, Inc. will be 3,799,971, assuming an offering price of $22.00 per share of common stock, which is the midpoint of the range on the front cover of this prospectus. However, the precise number of SARs in Apria, Inc. issued to our pre-IPO owners will differ if the actual initial offering price per share differs from this assumed price in order to preserve the value due to each holder. For example, if the initial offering price of common stock in this offering is (i) $19.00 per share, which is the low point of the price range indicated on the front cover of this prospectus, we would issue 3,800,393 SARs to our pre-IPO owners and (ii) $25.00 per share, which is the high point of the price range indicated on the front cover of this prospectus, we would issue 3,799,684 SARs to our pre-IPO owners.

Prior to the consummation of this offering, Apria Healthcare Group will be converted into a Delaware limited liability company.

Apria Holdings LLC, an entity controlled by our Sponsor, will be the direct and indirect 100% owner of Apria, Inc. and Apria Healthcare Group immediately prior to and immediately following the consummation of the merger. For this reason, the merger will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Apria, Inc. will recognize the assets and liabilities received in the merger at their historical carrying amounts, as reflected in the historical consolidated financial statements of Apria Healthcare Group, the accounting predecessor. Following the consummation of these transactions, the selling stockholders will complete the offer and sale of Apria, Inc.'s common stock to investors in this offering.

We believe there are financing benefits in having an organizational structure with a holding company issuer above the entities that are subject to debt covenants and such structures are frequently used by corporate issuers. We do not expect that there will be any material benefit or detriment to our stockholders from our organizational structure after giving effect to the pre-IPO reorganization transactions, as all stockholders, including our pre-IPO owners and public stockholders, will hold their respective interest in a single class of our common stock and will be entitled to the same relative benefits or detriments.

The following diagram depicts our organizational structure and equity ownership immediately following the pre-IPO reorganization transactions and this offering. This diagram is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities.



Our Sponsor(1)
Other Pre-IPO Owners(1)
Public Stockholders(1)
BP Healthcare Holdings LLC
Apria Holdings LLC
66.9%
6.8%
26.3%
Apria, Inc.
100%
Intermediate Holdco
100%
Apria Healthcare Group LLC
100%
Subsidiaries

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(1) After the completion of this offering, our Sponsor will beneficially own 66.9% of our outstanding common stock (or 63.0% if the underwriters exercise their option to purchase additional shares in full), our other pre-IPO owners will beneficially own 6.8% of our outstanding common stock (or 6.7% if the underwriters exercise their option to purchase additional shares in full) and public stockholders will beneficially own 26.3% of our outstanding common stock (or 30.3% if the underwriters exercise their option to purchase additional shares in full) assuming an offering price of $22.00 per share of common stock, which is the midpoint of the range on the front cover of this prospectus. For additional information see "Principal and Selling Stockholders."

The Offering

Common stock offered by the selling
   stockholders . . . . 9,090,909 shares.

Option to purchase additional shares
   from the selling stockholders . . . . The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 1,363,636 additional shares of common stock from the selling stockholders.

Common stock outstanding after giving
   effect to this offering . . . . 34,541,198 shares assuming an offering price of $22.00 per share of common stock, which is the midpoint of the range on the front cover of this prospectus. See "—Our Organizational Structure— Organizational Structure Following This Offering."

Use of proceeds . . . . We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders (including any sales pursuant to the underwriters' option to purchase additional shares from the selling stockholders).

Dividend policy . . . . We have no current plans to pay dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See "Dividend Policy."

Risk factors . . . . See "Risk Factors" for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol . . . . "APR"

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon is based on 34,541,198 shares outstanding as of the date of this prospectus, after giving effect to the pre-IPO reorganization transactions and this offering, and does not reflect:

- 2,735,407 shares that would be issuable upon settlement of outstanding stock appreciation rights granted pursuant to the 2015 Plan (as defined herein) ("SARs") if such SARs were vested and exercised at the time of this offering (assuming an offering price of $22.00 per share of common stock, which is the midpoint of the price range set forth on the cover of this prospectus). At the time of this offering, there will be 3,799,971 SARs outstanding under the 2015 Plan with a weighted average strike price of $6.16. See "Executive Compensation—Long-Term Equity Incentive Compensation—Stock Appreciation Rights of Apria Healthcare Group";

- Awards granted under the 2019 LTIP (as defined herein) with a maximum value of $4.4 million (or 200,000 shares assuming an offering price of $22.00 per share of common stock, which is the midpoint of the price range set forth on the cover of this prospectus, which such shares will be issued pursuant to the Apria, Inc. 2021 Omnibus Incentive Plan (the "Omnibus Incentive Plan")). See "Executive Compensation—Long-Term Cash Incentive Compensation—2019 LTIP"; and

- 3,837,911 shares of common stock that may be granted under the Omnibus Incentive Plan. See "Executive Compensation—Equity Incentive Plans—Omnibus Incentive Plan," including

  - The award described under "Executive Compensation—Long-Term Equity Incentive Compensation—Chief Financial Officer RSU Award" with a value of $3.5 million (or 159,669 shares), assuming an offering price of $22.00 per share of common stock, which is the midpoint of the price range set forth on the cover of this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2020:

- on a historical basis; and

- on an as adjusted basis to reflect (x) the Credit Facility Amendment and cash dividend and distribution to SARs holders effected on December 15, 2020, (y) the pre-IPO reorganization transactions described under "Summary—Our Organizational Structure" and (z) the use of proceeds from this offering.

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual terms of this offering. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	September 30, 2020	
	Actual	As Adjusted
	(In thousands, except share and per share amounts)	
Cash and cash equivalents[1][2]	$ 140,125	$ 188,451
Term Loan A[3]	$ 146,250	$ 406,250
Apria, Inc. preferred stock, par value $0.01 per share, 100,000,000 shares authorized, zero shares issued and outstanding on an as adjusted basis	—	—
Apria, Inc. common stock, par value $0.01 per share, 1,000,000,000 shares authorized, and outstanding on an as adjusted basis	—	345
Additional paid-in capital[4][5]	1,162,542	950,524
Accumulated deficit	(1,006,303)	(1,006,303)
Total stockholders' equity	156,239	(55,434)
Total capitalization	$ 302,489	$ 350,816

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(1) Cash and cash equivalents on an as adjusted basis reflects the proceeds from the Incremental Term Loans, the $200.3 million distribution to our stockholders and the $9.7 million distribution to SARs holders declared and paid in December 2020, along with payments for accrued transaction costs through September 30, 2020 and payment for the Tranche I RSUs (as defined herein).

(2) Cash and cash equivalents on an as adjusted basis reflects the payment of approximately $1.8 million in respect of the Tranche I RSUs (as defined herein). In 2018, our Board of Directors determined it was appropriate to enter into a letter agreement with our chief financial officer ("CFO") that provides for an additional long-term equity incentive award in the form of restricted stock units ("RSUs"), which will become granted by the Company pursuant to the Omnibus Incentive Plan upon the occurrence of this offering. The total value of RSUs granted to the CFO will be equal to 0.4% of the amount by which the equity value of the Company exceeds negative $36.181 million upon the occurrence of this offering. Assuming an offering price of $22.00 per share of common stock, which is the midpoint of the range on the front cover of this prospectus, the total value to the CFO with respect to the RSUs is $3.5 million. The RSUs vest in tranches, with Tranche I RSUs vesting immediately upon the closing of the transaction and the remaining RSUs vesting in two equal tranches upon the six month and first year anniversary following the transaction, subject to the CFO's continued employment. Each tranche of RSUs can be settled in either cash or shares of our common stock at the election of the CFO. It is our expectation that the Tranche I RSUs will be settled in cash and paid upon the closing of this offering. The RSUs will be accounted for as liability classified stock-based compensation. For further description of the RSUs, see "Executive and Director Compensation—Long-Term Cash Incentive Compensation."

(3) Reflects the principal amount of outstanding debt under the Term Loan A Facility after giving effect to the Incremental Term Loans and is not presented net of unamortized debt issuance costs.

(4) Additional paid-in capital on as adjusted basis is reduced by the $200.3 million dividend payment to our stockholders and a $9.7 million distribution to SARs holders declared and paid in December 2020. Given our accumulated deficit, the Company accounted for the dividend and distribution through additional paid-in capital by analogy to SAB Topic 3-C (codified in FASB ASC Topic 480).

(5) Additional paid-in capital on as adjusted basis reflects the reclassification of the 2019 LTIP (as defined herein) from a liability to equity classified award. In connection with this offering, pursuant to the terms of the 2019 LTIP, the 2019 LTIP will be settled according to the existing vesting schedule in shares of our common stock with the number of shares determined by dividing the actual amount of each participant's earned award by the volume-weighted average price of a share of our common stock over the 20 trading days following this offering, beginning on the first trading date after the date of this offering. For further description of the 2019 LTIP, see "Executive and Director Compensation—Long-Term Cash Incentive Compensation."